SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year ended December 31, 1995

                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

                       OWENS CORNING
                      Fiberglas Tower
                    Toledo, Ohio  43659

                 Commission File No. 1-3660

- -------------------------------------------------------------


                    REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2. Statements of Net Assets Available for Benefits - as of December 31, 1995 and 1994

   3.   Statements  of  Changes in Net  Assets  Available  for
        Benefits  -  for    the years ended December  31,  1995,
        1994 and 1993

   4.   Notes to Financial Statements

   5.   Supplemental Schedules:

        Schedule  I - Item 27a - Schedule of Assets  Held  for
        Investment Purposes as of December 31, 1995

        Schedule  II  -  Item  27d -  Schedule  of  Reportable
        Transactions for the Year Ended December 31, 1995

        (b)  Exhibit.

   Consent of Arthur Andersen LLP


                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN


                         By   /s/ Michael I. Miller
                           Michael I. Miller
                           Chairman, Investment Review
                           Committee


Dated:  June 20, 1996

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator,
Owens Corning
Savings and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements and supplemental schedules are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              ARTHUR ANDERSEN LLP


Toledo, Ohio,
  June 10, 1996.

                                       -1-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1995 AND 1994
                                                      1 9 9 5
                                        Supplemental Information By Fund
                                 --------------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
ASSETS:
Investments (Notes 1, 2, 3, 4 and 5):
  Short-term investments                  $     61,477 $          - $          -     $    -
  Owens Corning common stock, 4,853,852
    shares at $44.875 per share
    (cost $18,919,524)                     217,816,609            -            -            -
  Investment in master trust collective
    funds                                            -   51,678,083   13,200,137   35,669,782
  Loans to participants                              -            -            -            -
  Accrued interest on loans to
  participants (Note 3)                              -            -            -            -
Due from Owens Corning
  (Note 1)                                     573,722        1,420          435        4,233
Accrued interest income and other              198,013            -            -            -
                                          ------------ ------------ ------------ ------------
    Total assets                          $218,649,821 $ 51,679,503 $ 13,200,572   $ 35,674,015
                                          ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
Accounts payable to brokers and others    $    104,000 $          - $          -  $          -
                                          ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 6)                            218,545,821   51,679,503   13,200,572   35,674,015
                                          ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits              $218,649,821 $ 51,679,503 $ 13,200,572 $ 35,674,015
                                          ============ ============ ============ ============




        The accompanying notes are an integral part of these statements.


                                       -2-
                                  OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1995 AND 1994
                                        (Continued)
                                                        1 9 9 5
                                           Supplemental Information By Fund
                                           --------------------------------------


                                                           Inter-      Loans to
                                             Balanced     national     partici-
                                               Fund         Fund         pants       Total
                                            ---------    ---------    ---------    ---------
ASSETS:
Investments (Notes 1, 2, 3, 4 and 5):
  Short-term investments                  $        -   $        - $          -  $    61,477
  OWENS CORNING common stock, 4,853,852
    shares at $44.875 per share
     (cost $18,919,524)                            -            -            -  217,816,609
  Investment in master trust collective
    funds                                  4,727,818    4,818,712            -  110,094,532
  Loans to participants                            -            -    7,338,641    7,338,641
  Accrued interest on loans to
  participants (Note 3)                            -            -       44,962       44,962
Due from Owens Corning
   (Note 1)                                      152          721            -      580,683
Accrued interest income and other                  -            -            -      198,013
                                        ------------ ------------ ------------ ------------
    Total assets                        $  4,727,970 $  4,819,433 $  7,383,603 $336,134,917
                                        ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
Accounts payable to brokers and others  $          - $          -   $         -  $    104,000
                                        ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 6)                            4,727,970    4,819,433    7,383,603  336,030,917
                                        ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits            $  4,727,970 $  4,819,433 $  7,383,603 $336,134,917
                                        ============ ============ ============ ============



        The accompanying notes are an integral part of these statements.

                                       -3-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1995 AND 1994
                                        (Continued)
                                                         1 9 9 4
                                            Supplemental Information By Fund
                                            ----------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
ASSETS:
Investments (Notes 1, 2, 3, 4 and 5):
  Short-term investments                 $  1,698,262    $       -    $       -    $       -
  Owens Corning common stock, 5,382,034
    shares at $31.875 per share
    (cost $32,117,610)                    171,552,334            -            -            -
  Investment in master trust collective
    funds                                           -   42,333,889    8,512,989   32,161,424
  Loans to participants                            -            -            -            -
  Accrued interest on loans to
  participants (Note 3)                            -            -            -            -
Due from Owens Corning (Note 1)              576,583        1,119          157        2,338
Accrued interest income                        2,545            -            -            -
                                        ------------ ------------ ------------ ------------
    Total assets                        $173,829,724 $ 42,335,008 $  8,513,146 $ 32,163,762
                                        ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
Accounts payable to brokers and others  $  1,615,229 $      3,023 $      2,206 $      3,937
                                        ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 6)                          172,214,495   42,331,985    8,510,940   32,159,825
                                        ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits            $173,829,724 $ 42,335,008 $  8,513,146 $ 32,163,762
                                        ============ ============ ============ ============





        The accompanying notes are an integral part of these statements.

                                            -4-
                                  OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1995 AND 1994
                                        (Continued)

                                                         1 9 9 4
                                           Supplemental Information By Fund
                                           --------------------------------------------

                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund          pants    Total
                                            ---------    ---------    ---------    ---------

ASSETS:
Investments (Notes 1, 2, 3, 4 and 5):
  Short-term investments                    $       -    $       -    $       -     $ 1,698,262
  Owens Corning common
    stock, 5,382,034 shares at
    $31.875 per share (cost $32,117,610)           -            -            -  171,552,334
  Investment in master trust collective
    funds                                  1,409,052    1,972,356            -   86,389,710
  Loans to participants                            -            -    7,343,828    7,343,828
  Accrued interest on loans to
  participants (Note 3)                            -            -       40,708       40,708
Due from Owens Corning (Note 1)                   38          676            -      580,911
Accrued interest income                            -            -            -        2,545
                                        ------------ ------------ ------------ ------------
    Total assets                          $1,409,090  $ 1,973,032  $ 7,384,536 $267,608,298
                                        ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
Accounts payable to brokers and others    $      344   $      355 $          - $  1,625,094
                                        ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 6)                            1,408,746    1,972,677    7,384,536  265,983,204
                                        ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits              $1,409,090   $1,973,032 $  7,384,536 $267,608,298
                                        ============ ============ ============ ============


        The accompanying notes are an integral part of these statements.

                                            -5-
                                  OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                            ----------------------------------------------------

                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
Interest                                   $  33,575    $       -    $       -    $       -
Net interest in master trust
  investment income                                -    8,406,877    3,232,482    3,517,377
Interest on loans to participants                  -            -            -            -
Realized gain on disposition of
  investments                              5,697,681            -            -            -
Unrealized appreciation (depreciation)
  of investment in Owens Corning common
  stock                                   59,462,361            -            -            -
                                        ------------ ------------ ------------ ------------
                                          65,193,617    8,406,877    3,232,482    3,517,377
                                        ------------ ------------ ------------ ------------

CONTRIBUTIONS (Notes 1 and 6):
Participants                               7,374,146    4,407,123    1,105,936    2,319,130
Owens Corning                              7,900,648            -            -            -
                                        ------------ ------------ ------------ ------------
                                          15,274,794    4,407,123    1,105,936    2,319,130
                                        ------------ ------------ ------------ ------------









        The accompanying notes are an integral part of these statements.


                                       -6-
                                  OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                        (Continued)

                                                              1 9 9 5
                                             Supplemental Information By Fund
                                             -----------------------------------------

                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund         pants       Total
                                            ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
Interest                                $          - $          - $          - $     33,575
Net interest in master trust
  investment income                          558,816      292,659            -   16,008,211
Interest on loans to participants                  -            -      482,859      482,859
Realized gain on disposition of
  investments                                      -            -            -    5,697,681
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock         -            -            -   59,462,361
                                        ------------ ------------ ------------ ------------
                                             558,816      292,659      482,859   81,684,687
                                        ------------ ------------ ------------ ------------

CONTRIBUTIONS (Notes 1 and 6):
Participants                                 594,328      899,628            -   16,700,291
Owens Corning                                      -            -            -    7,900,648
                                        ------------ ------------ ------------ ------------
                                             594,328      899,628            -   24,600,939
                                        ------------ ------------ ------------ ------------








        The accompanying notes are an integral part of these statements.

                                             -7-
                                        OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                        (Continued)
                                                        1 9 9 5
                                           Supplemental Information By Fund
                                           -------------------------------------------


                                            Company      Managed      Indexed       Fixed
                                             Stock       Equity       Equity        Income
                                               Fund         Fund         Fund         Fund
                                           ------------ ------------ -----------  -------------
OTHER:
Distributions to participants (Note 6)     (25,279,565)  (4,826,481)    (833,771)  (5,343,361)
Administrative expense (Note 1)               (201,627)     (38,375)     (19,792)     (26,852)
Election of redistribution among funds
  (Note 1)                                  (9,120,567)   1,163,173    1,147,187    2,884,532
Participants loan activity (Note 3)            229,838       76,868       38,382    (100,303)
Rollovers and other                            234,836      158,333       19,208      263,667
                                          ------------ ------------ ------------ ------------
                                           (34,137,085)  (3,466,482)      351,214  (2,322,317)
                                        ------------ ------------ ------------ ------------
    Net increase (decrease)                 46,331,326    9,347,518    4,689,632    3,514,190
                                          ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        172,214,495   42,331,985    8,510,940   32,159,825
                                          ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                            $218,545,821 $ 51,679,503$  13,200,572 $ 35,674,015
                                         ============ ============ ============ ============






              The accompanying notes are an integral part of these statements.

                                       -8-
                                  OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                        (Continued)

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                           --------------------------------------------

                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund         pants        Total
                                         ------------    ---------    ---------    ---------
OTHER:
Distributions to participants (Note 6)     (175,427)    (197,636)    (117,253) (36,773,494)
Administrative expense (Note 1)              (7,251)      (7,551)           -     (301,448)
Election of redistribution among funds
   (Note 1)                               2,156,188    1,769,487            -            -
Participants loan activity (Note 3)          40,112       81,642    (366,539)            -
Rollovers and other                         152,458        8,527            -      837,029
                                       ------------ ------------ ------------ ------------
                                          2,166,080    1,654,469    (483,792) (36,237,913)
                                       ------------ ------------ ------------ ------------
    Net increase (decrease)               3,319,224    2,846,756        (933)   70,047,713
                                       ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                       1,408,746    1,972,677    7,384,536  265,983,204
                                       ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                          $  4,727,970  $ 4,819,433 $  7,383,603 $336,030,917
                                        =========== ============ ============ ============






              The accompanying notes are an integral part of these statements.

                                               -9-
                                          OWENS CORNING
                                 SAVINGS AND PROFIT SHARING PLAN

                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                           (Continued)

                                                                  1 9 9 4
                                                      Supplemental Information By Fund
                                              -----------------------------------------

                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
Interest                                    $  27,954    $       -    $       -    $       -
Net interest in master trust
  investment income                                 -   (3,692,796)     118,601    1,076,970
Interest on loans to participants                   -            -            -            -
Realized gain on disposition of investments   573,694            -            -            -
Unrealized appreciation (depreciation) of
  investment in Owens Corning common
  stock                                   (64,877,882)           -            -            -
                                         ------------ ------------ ------------ ------------
                                          (64,276,234)  (3,692,796)     118,601   1,076,970
                                         ------------  ------------ ------------  ------------

CONTRIBUTIONS (Notes 1 and 6):
Participants                                7,151,607    4,594,277    1,068,789    2,768,488
Owens Corning                               7,581,076            -            -            -
                                         ------------ ------------ ------------ ------------
                                           14,732,683    4,594,277    1,068,789    2,768,488
                                         ------------ ------------ ------------ ------------











        The accompanying notes are an integral part of these statements.


                                      -10-
                                  OWENS CORNING
                              SAVINGS AND PROFIT SHARING PLAN

               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993
                                        (Continued)
                                                                   1 9 9 4
                                                    Supplemental Information By Fund
                                             ----------------------------------------------
                                                               Inter-      Loans to
                                             Balanced         national     Partici-
                                               Fund         Fund        pants       Total
                                          -----------  -----------  -----------  -----------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
Interest                                     $     -     $      -    $          -  $   27,954
Net interest in master trust
  investment income                           17,996      (45,716)            -    (2,524,945)
Interest on loans to participants                  -            -       574,977       574,977
Realized gain on disposition of investments        -            -            -        573,694
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock         -            -            - (64,877,882)
                                        ------------ ------------ ------------ ------------

                                              17,996     (45,716)      574,977 (66,226,202)
                                        ------------ ------------ ------------ ------------

CONTRIBUTIONS (Notes 1 and 6):
Participants                                 176,551      314,719            -   16,074,431
Owens Corning                                      -            -            -    7,581,076
                                        ------------ ------------ ------------ ------------
                                             176,551      314,719            -   23,655,507
                                        ------------ ------------ ------------ ------------






              The accompanying notes are an integral part of these statements.

                                               -11-
                                          OWENS CORNING
                                 SAVINGS AND PROFIT SHARING PLAN

                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                           (Continued)

                                                                  1 9 9 4
                                                      Supplemental Information By Fund
                                           --------------------------------------------

                                              Company      Managed      Indexed       Fixed
                                              Stock       Equity       Equity       Income
                                              Fund         Fund         Fund        Fund
                                           ------------ ------------ ------------ ------------
OTHER:
Distributions to participants (Note 6)  (16,876,670)  (5,773,478)    (887,705)    (4,181,640)
Administrative expense (Note 1)            (188,089)     (37,013)     (26,603)       (46,543)
Election of redistribution among funds
(Note 1)                                 12,217,557   (4,474,808)  (1,073,655)    (9,668,800)
Participants loan activity (Note 3)         623,632      214,007       10,990        (98,546)
Rollovers and other                         116,831        4,978       10,766        290,799
                                        ------------ ------------ ------------ ------------
                                         (4,106,739) (10,066,314)  (1,966,207)   (13,704,730)
                                        ------------ ------------ ------------ ------------
    Net increase (decrease)             (53,650,290)  (9,164,833)    (778,817)    (9,859,272)
                                        ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                     225,864,785   51,496,818    9,289,757    42,019,097
                                       ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                          $172,214,495 $ 42,331,985 $  8,510,940 $  32,159,825
                                       ============ ============ ============ ============







              The accompanying notes are an integral part of these statements.

                                               -12-
                                          OWENS CORNING
                                 SAVINGS AND PROFIT SHARING PLAN

                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                           (Continued)
                                                                    1 9 9 4
                                                     Supplemental Information By Fund
                                           --------------------------------------------

                                                           Inter-      Loans to
                                          Balanced        national     Partici-
                                            Fund            Fund        pants       Total
                                         ------------ ------------    ------------ ------------
OTHER:
Distributions to participants (Note 6)     (46,157)       (6,370)    (713,182) (28,485,202)
Administrative expense (Note 1)             (3,441)       (3,554)           -     (305,243)
Election of redistribution among funds
  (Note 1)                               1,226,196     1,663,360      110,150            -
Participants loan activity (Note 3)         37,601        50,194     (837,878)           -
Rollovers and other                              -            44            -      423,418
                                        ------------ ------------ ------------ ------------
                                         1,214,199     1,703,674   (1,440,910) (28,367,027)
                                        ------------ ------------ ------------ ------------
    Net increase (decrease)              1,408,746     1,972,677     (865,933) (70,937,722)
                                        ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                              -            -     8,250,469  336,920,926
                                        ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $1,408,746 $1,972,677   $ 7,384,536 $265,983,204
                                        ============ ============ ============ ============











        The accompanying notes are an integral part of these statements.


                                                 -13-
                                            OWENS CORNING
                                   SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                             (Continued)
                                                                  1 9 9 3
                                                      Supplemental Information By Fund
                                       ----------------------------------------------------------
                                            Company      Managed      Indexed        Fixed
                                             Stock       Equity        Equity        Income
                                              Fund        Fund          Fund          Fund
- ------------                             ------------------------------------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
Interest                                 $    90,544   $        -  $         -  $          -
Net interest in master trust
  investment income                                -   11,337,955      824,124    2,185,004
Interest on loans to participants                  -            -            -            -
Realized gain on disposition of
  investments                             11,825,721            -            -            -
Unrealized appreciation (depreciation)
  of investment in Owens Corning
  common stock                            33,204,266            -            -            -
                                        ------------ ------------ ------------ ------------
                                          45,120,531   11,337,955      824,124    2,185,004
                                        ------------ ------------ ------------ ------------

CONTRIBUTIONS (Notes 1 and 6):
Participants                               6,515,186    4,018,581    1,150,426    3,279,363
Owens Corning                              6,645,630            -            -            -
                                        ------------ ------------ ------------ ------------
                                          13,160,816    4,018,581    1,150,426    3,279,363
                                        ------------ ------------ ------------ ------------













        The accompanying notes are an integral part of these statements.

                                                 -14-
                                            OWENS CORNING
                                   SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                             (Continued)
                                                    1 9 9 3
                                           Supplemental
                                           Information
                                             By Fund
                                          -------------
                                              Loans to
                                             Partici-
                                               pants       Total
                                         ------------    ---------

INVESTMENT INCOME (Notes 2, 3, 4, and 5):
Interest                                    $      -      $     90,544
Net interest in master trust
  investment income                                -        14,347,083
Interest on loans to participants            530,802           530,802
Realized gain on disposition of
 investments                                       -        11,825,721
Unrealized appreciation (depreciation)
 of investment in Owens Corning
 common stock                                      -        33,204,266
                                        ------------      ------------
                                             530,802        59,998,416
                                        ------------      ------------

CONTRIBUTIONS (Notes 1 and 6):
Participants                                       -        14,963,556
Owens Corning                                      -         6,645,630
                                        ------------      ------------
                                                   -        21,609,186
                                        ------------      ------------











              The accompanying notes are an integral part of these statements.

                                                 -15-
                                            OWENS CORNING
                                   SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                             (Continued)
                                                                  1 9 9 3
                                                      Supplemental Information By Fund
                                      ----------------------------------------------------------------
                                             Company      Managed       Indexed      Fixed
                                              Stock        Equity        Equity      Income
                                               Fund         Fund         Fund         Fund
                                         ------------ ------------ ------------ ------------
OTHER:
Distributions to participants (Note 6)  (21,810,682)  (2,687,453)    (545,593)  (4,617,086)
Administrative expense (Note 1)            (187,578)     (28,077)     (25,086)     (57,472)
Election of redistribution among funds (Note 1)(9,353,902)5,924,033  (124,837)    3,592,050
Participants loan activity (Note 3)        (322,460)      132,133     (16,073)    (248,855)
Rollovers and other                                -       90,035        (323)        6,624
                                        ------------ ------------ ------------ ------------
                                        (31,674,622)    3,430,671    (711,912)  (1,324,739)
                                        ------------ ------------ ------------ ------------
    Net increase (decrease)               26,606,725   18,787,207    1,262,638    4,139,628
                                        ------------ ------------ ------------ ------------



NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                       199,258,060   32,709,611    8,027,119   37,879,469
                                        ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                            $225,864,785 $ 51,496,818 $  9,289,757 $ 42,019,097
                                        ============ ========================= ============







              The accompanying notes are an integral part of these statements.

                                                 -16-
                                            OWENS CORNING
                                   SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                             (Continued)
                                     1 9 9 3
                                          Supplemental
                                          Information
                                          By Fund
                                          -------------
                                             Loans to
                                             Partici-
                                               pants       Total
                                         ------------ ------------
OTHER:
Distributions to participants (Note 6)             - (29,660,814)
Administrative expense (Note 1)                    -    (298,213)
Election of redistribution among funds
  (Note 1)                                   (37,344)           -
Participants loan activity (Note 3)          455,255            -
Rollovers and other                                -       96,336
                                        ------------ ------------
                                             417,911  (29,862,691)
                                        ------------ ------------
    Net increase (decrease)                  948,713   51,744,911
                                        ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        7,301,756  285,176,015
                                        ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                           $  8,250,469 $336,920,926
                                        ============ ============










        The accompanying notes are an integral part of these statements.
                            -17-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND
ACCOUNTING POLICIES

Operations of the Plan
- ----------------------
The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning (the Company) and certain designated subsidiaries. An eligible employee may elect to enroll in the Plan as of the beginning of any calendar month after date of hire.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
- ------------------
Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

The Company contributes a 50% matching contribution for participant contributions up to 10% of base salary.

Effective January 1, 1994, the Plan was amended to provide a retirement contribution of up to 4% of eligible pay for participants who work at a plant or business unit where a defined benefit pension plan is not available.

The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the date of contribution. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. The Company satisfied a portion of its plan liability through contributions of common stock of the Company. These contributions totaled 21,125 shares valued at $822,000 in 1995, 16,439 shares valued at $570,000 in 1994, and 14,218 shares valued at $560,000 in 1993.

Plan Investment Options
- -----------------------
Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. Currently, the following six investment funds are available to participants:
                            -18-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND
ACCOUNTING POLICIES
     (Continued)

Company Stock Fund
- ------------------
Consists primarily of investments in Owens Corning common stock.

Managed Equity Fund
- -------------------
Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

Indexed Equity Fund
- -------------------
Presently invested primarily in a group trust maintained by Wells Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poors' Composite Index.

Fixed Income Fund
- -----------------
Presently invested primarily in the Pacific Investment
Management Company (PIMCO) Low Duration Fund, which invests in a variety of short-term securities such as bonds, notes and debentures, having a maturity of no longer than three years.

Balanced Fund
- -------------
Presently invested primarily in the Dodge & Cox Balanced
Fund, which invests in both debt and equity securities.

International Fund
- ------------------
Presently invested primarily in the Templeton Group Foreign
Fund, which invests in stocks and debt securities of companies and governments outside the United States.

The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the retirement contribution are invested as participants direct among the plan's investment funds.

                            -19-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND
ACCOUNTING POLICIES
     (Continued)

Participants may change their investment options and contribution rate on a monthly basis and redistribute their account balances monthly. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 31, 1995, was as follows:

Company  Managed    Indexed     Fixed               Inter-
 Stock    Equity     Equity    Income   Balanced  national
 Fund      Fund       Fund      Fund      Fund       Fund
- ----------------   --------  --------   --------  --------
 3,196     1,767        887     1,444        437       568

Basis of Accounting
- -------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before year end but not yet distributed to the participants are included as a component of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates.

Income Taxes
- ------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under
Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to
Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.
                            -20-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)




Proceedings in the Event of Plan Termination
- --------------------------------------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2)  INVESTMENTS

Investments of the Plan are held in the Owens Corning Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are commingled for investment purposes.

The plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statement for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1995:

                            -21-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)


                               Shares/             Current or
                              Contract              Contract     Plan
                                Value      Cost       Value
Interest
                              --------     --------  --------    -------
ASSETS:

Investments-

Managed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust               $ 211,625  $  211,625  $ 211,625    .8758

Acorn Fund, Inc.              4,322,946  43,260,104 58,792,069    .8758

Accrued interest and
  dividends                         N/A         N/A        880    .8761
                                                   -----------
                                                   $59,004,574
                                                   -----------
Indexed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
    Benefit  Trust          $    55,737  $   55,737  $  55,737    .8663

Wells Fargo Bank, N.A.
  Index Equity Fund             840,567  11,570,307 15,181,052    .8663

Accrued interest and
  dividends                         N/A        N/A         242    .8678
                                                   -----------
                                                   $15,237,031
                                                   -----------
Fixed Income Fund:
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust             $   127,222 $  127,222  $ 127,222    .8524

Pacific Investment
  Management Company
  Low Duration Fund           4,126,568 40,997,798 41,719,601    .8524

Accrued interest and
  dividends                         N/A        N/A        155    .8516
                                                   -----------
                                                   $41,846,978
                                                   -----------

                             -22-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)


                               Shares/             Current or
                              Contract              Contract     Plan
                                Value         Cost    Value    Interest
                              --------     --------  --------    -----

Balanced Fund
- -------------
Liquid Reserve Fund
    Commingled Employee
    Benefit Trust             $  32,266   $  32,266  $ 32,266      .9292

Dodge & Cox Balanced
    Fund                         92,598   4,680,620 5,055,872      .9292

Accrued interest and
    dividends                       N/A         N/A       170      .9294
                                                   -----------
                                                   $ 5,088,308
                                                   -----------
International Fund
- ------------------
Liquid Reserve Fund
    Commingled Employee
    Benefit Trust           $    45,277  $   45,277 $  45,277      .8941


Templeton Foreign Fund          582,137   5,485,980 5,344,021      .8941

Accrued interest and
    dividends                       N/A         N/A       215      .8930
                                                   -----------
                                                  $ 5,389,513
                                                   -----------

Net assets in Master
    Trust                                        $126,566,404
                                                   ===========

                                                       -23-
                                                  OWENS CORNING
                                       SAVINGS AND PROFIT SHARING PLAN


                                        NOTES TO FINANCIAL STATEMENTS
                                                (Continued)

 (2)  INVESTMENTS (Continued)
                                                               1995
                       Managed     Indexed        Fixed                Inter-
                        Equity      Equity       Income   Balanced    national
                         Fund        Fund         Fund      Fund        Fund        Total
                      --------    --------     --------   --------    --------    --------

INVESTMENT INCOME:

Interest            $   16,316   $   4,477  $   72,623   $  2,788     $  4,080   $ 100,284
Dividends            4,640,843         365   2,446,454    199,294      293,823   7,580,779

Realized gain (loss)
  on disposition of
  investments          511,398       8,103    (88,712)       (96)            -     430,693

Change in unrealized
  appreciation
  of investments     4,356,335   3,704,936  1,649,809    398,945        31,093  10,141,118
                   ----------- -----------  ---------------------- ----------- -----------
                    $9,524,892  $3,717,881 $4,080,174 $  600,931    $  328,996 $18,252,874
                     =========== ===========  =========== =========== ======== ===========

                                      -24-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
(2)  INVESTMENTS (Continued)
                                      1994

                      Managed      Indexed    Fixed                Inter-
                       Equity       Equity   Income   Balanced    national
                        Fund        Fund       Fund     Fund        Fund      Total
                   ----------    ----------   ------  ----------- --------------------

INVESTMENT INCOME:

Interest            $   9,459     $   3,122 $ 699,169  $     542   $    986   $  713,278
Dividends           2,483,356       201,648 1,668,162     39,283    123,017    4,515,466

Realized gain (loss)
  on disposition of
  investments       1,697,490     2,958,570  (363,796)     2,558          -    4,294,822

Change in unrealized
  appreciation
  (depreciation)
  of investments   (8,214,698)   (3,027,224) (808,234)   (23,694)  (173,051) (12,246,901)
                    ---------- -------------------------------- ----------------------
                  $(4,024,393)     $136,116$1,195,301 $   18,689  $ (49,048) $(2,723,335)
                    ========== ================================ ======================






                                      -25-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

(2)  INVESTMENTS (Continued)
                                                                               1993
                      Managed     Indexed      Fixed
                       Equity      Equity     Income
                         Fund       Fund        Fund          Total
                     ----------  --------  ---------  ---  -------------      -

INVESTMENT INCOME:

Interest           $   15,612  $    5,024 $2,452,724    $ 2,473,360
Dividends           2,391,153     262,096          -      2,653,249

Realized gain (loss)
  on disposition of
  investments         315,289           -          -       315,289

Change in unrealized
  appreciation
  (depreciation)
  of investments    9,357,478     648,373   (87,664)     9,918,187
                    ---------- --------------------- -------------
                  $12,079,532  $  915,493$ 2,365,060   $15,360,085
                    ========== ===================== =============

                                 -26-

                             OWENS CORNING
                    SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(2)  INVESTMENTS (Continued)

Investments are reported at quoted market value in all funds in 1995, 1994 and 1993 except guaranteed investment contracts in the Fixed Income Fund which were valued at the contract value (Contract Value) in 1994 and 1993. Changes in unrealized appreciation are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.


(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is 50% of the participant's total vested account limited to the total of the participant's contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The maximum amount available for a loan is the lessor of $50,000 or 50% of a participants vested accounts. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect at the time of the advance. Loans advanced between November 1, 1989 and December 31, 1990, are repaid with interest equal to the 5-year U.S. Treasury note rate in effect at the time of the advance plus 2%. The monthly loan payment cannot exceed 30% of the borrower's base pay.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the six investment funds in accordance with the borrower's election.


(4)  REALIZED GAINS/LOSSES

Gains or losses are realized when investments are sold. Cost of investments sold is determined on an average cost basis.

Gains realized in the Company Stock Fund are summarized below:

                       1 9 9 5      1 9 9 4    1 9 9 3
                       -------------------------------------
           Proceeds    $23,427,367  $22,676,443  $13,193,290
           Cost         17,729,686   22,102,749    1,367,569
                         -----------  ----------- ------------
                       $ 5,697,681  $   573,694  $11,825,721
                       =======================================

                                           -27-

                                      OWENS CORNING
                             SAVINGS AND PROFIT SHARING PLAN

                              NOTES TO FINANCIAL STATEMENTS
                                       (Continued)


(5)  UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

Unrealized appreciation/depreciation, equal to the difference between cost and quoted market value of investments, is recognized in determining the value of each fund except guaranteed investment contracts in the Fixed Income Fund which were carried at Contract Value in 1994 and 1993. The change in unrealized appreciation/depreciation during each of the three years ended December 31, 1995, is set forth below. The balances for the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan. See Note 2 for the Plan's ownership in the commingled funds.

                                  Company    Managed      Indexed      Fixed               Inter-
                                    Stock     Equity       Equity     Income    Balanced national
                                     Fund      Fund          Fund       Fund        Fund     Fund
                              -----------   --------     --------     ------  ---------- --------

Unrealized appreciation
   at December 31, 1992      $171,108,340 $10,032,849  $2,284,659   $(32,107)  $     -    $     -
Change in unrealized
  appreciation (depreciation)
   during  1993                33,204,266   9,357,478     648,373    (87,664)        -          -
                              -------------------------------------------------------------------

Unrealized appreciation
  (depreciation) at
   December  31, 199         204,312,606   19,390,327   2,933,032   (119,771)        -          -
Change in unrealized
  appreciation (depreciation)
    during  1994             (64,877,882)  (8,214,698) (3,027,224)  (808,234)  (23,694)  (173,051)
                              ------------------------------------------- ------------------------

Unrealized appreci-
  ation (depreciation)
   at  December  31,  1994   139,434,724   11,175,629    (94,192)   (928,005)  (23,694)  (173,051)
Change in unrealized
  appreciation (depreciation)
   during  1995               59,462,361    4,356,335  3,704,936   1,649,809   398,945     31,093
                              ------------------------------------------- ---------- ------------

Unrealized appreciation
  (depreciation) at
   December  31, 1995       $198,897,085  $15,531,964 $3,610,744  $  721,804  $375,251  $(141,958)
                                ==================================================================

                            -28-

                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(6)  VESTING, FORFEITURES AND DISTRIBUTIONS

Company contributions and dividends thereon vest at the rate of 20% for each year of service by the participant with the Company. Employees with at least 5 years of service are fully vested in all Company contributions. Such amounts also become fully vested and immediately distributable upon the participant attaining 65 years of age, termination of the participant's employment due to retirement, disability or death, or involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $37,000 in 1995 and $26,000 in 1994, and $40,000 in 1993. Prior to January 1,
1989, participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the plan administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship , but, participants may withdraw deferred contributions and earnings thereon upon attainment of age 59 1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired or deceased.

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 617,254 shares of stock valued at $24,150,000 in 1995, 303,575 shares of stock valued at $10,780,000 in 1994, and 224,734 shares of stock valued at $9,610,000 in 1993.

Participants' requests for cash withdrawals made prior to December 31, 1995, and subsequently paid were as follows:

            Company Stock Fund           $1,366,129
           Managed Equity Fund              768,430
           Indexed Equity Fund              401,005
             Fixed Income Fund              810,975
                 Balanced Fund               39,791
            International Fund               21,248
                                         ----------
                                         $3,407,578
                                         ==========







                            -29-

                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(6)  VESTING, FORFEITURES AND DISTRIBUTIONS (Continued)

Participants' requests for distributions in the form of Company stock made prior to December 31, 1995, and subsequently distributed were 50,293 shares of stock valued at $2,257,000.


(7)  SUBSEQUENT EVENT

Subsequent to year end Owens Corning adopted several amendments revising the Savings and Profit Sharing Plan. The most significant amendments affect Company matching and profit sharing contributions and the vesting schedule. Effective January 1, 1996 the Company's matching contribution percentage will be lowered from 50% to 35% of participants contribution up to 10% of base salary. Also effective in the 1996 plan year the Company may at its discretion, make an Annual Profit Sharing Contribution to the plan. One-half of the Company's Annual Profit Sharing Contribution, if any, will be invested exclusively in Company stock. Effective January 1, 1996 a new vesting schedule was adopted whereby participants become 100% vested in Company contributions and earnings thereon after three years of completed service, however, employees with less than three years of service on the effective date will continue to vest at the rate of 20% per year until they reach three years of service at which time they will become 100% vested.

                                      -30-
                                  OWENS CORNING
                         SAVING AND PROFIT SHARING PLAN
                                                                         SCHEDULE II
                           EIN: 34-4323452   PLAN: 004
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

                                                                                      Current
     Identity of Issuer         Description of Investment              Cost            Value

     *Citibank, N.A.            61,477 shares of Liquid             $    61,477      $    61,477
                                Reserve Fund Commingled
                                Employee Benefit Trust

     *Owens Corning             4,853,852 shares of common          $18,919,524      $217,816,609
                                stock

     *                          Participant loans                   $ 7,338,641      $  7,338,641

     *Citibank, N.A.            Investment in master trust          $92,525,527      $110,094,532
                                collective funds

                                                                   $118,845,169      $335,311,259





* Represents a party in interest

                                               -31-
                                  OWENS CORNING
                         SAVING AND PROFIT SHARING PLAN

                           EIN: 34-4323452  Plan: 004                        SCHEDULE
                IIItem 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Current                                                                 Current
                                                                       Value at
                Description     Trans-  Purchase   Sales      Cost of  Transaction
Party Involved  of Asset       actions   Price     Price       Asset     Date    (Loss)

Citibank, N.A.  Purchase of      60   $15,475,692        N/A$15,475,692 $15,475,692     N/A
                15,475,692
                shares of
                Liquid Reserve
                Fund Commingled
                Employee
                Benefit Trust

Citibank, N.A.  Sale of          55           N/A $17,112,477$17,112,477$17,112,477      $ -
                17,112,477
                shares of
                Liquid Reserve
                Fund Commingled
                Employee
                Benefit Trust


Owens Corning   Purchase of       19   $5,725,337         N/A $ 5,725,337 $5,725,337       N/A
                150,724
                shares of Owens
                Corning common
                stock


Owens Corning   Purchase of       16   $7,694,693        N/A  $ 7,694,693 $7,694,693       N/A
                217,566
                shares of
                Owens Corning
                common stock

Owens Corning   Sale of            7         N/A  $6,314,890    $617,209  $6,314,890  $5,697,681
                149,619
                shares of
                Owens Corning
                common stock